INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

October 14, 2020

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”) (File Nos. 333-191476 and 811-022894) on behalf of the AXS Sustainable Income Fund

Ladies and Gentlemen:

This letter summarizes the additional comment provided to me by Ms. Deborah O’Neal of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 14, 2020 regarding Post-Effective Amendment No. 218 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) with respect to the AXS Sustainable Income Fund (the “Fund”), a series of the Registrant. A response to the comment is included below.

SUMMARY SECTION

Principal Investment Strategies

1.	To restate the Commission’s position, the term “Sustainable” suggests either (i) investment in environmentally friendly companies (i.e., companies that produce renewable resources or reduce depletion of nonrenewable resources); or (ii) invest in issuers with strong ESG (Environmental Social and Governance) policies. Funds with the terms “Sustainable” or “Sustainability” in their names should have an 80% policy of investing in either environmentally friendly or ESG issuers pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: In response to other comments by the Commission staff, the Registrant has made clarifying revisions to the Fund’s principal investment strategies to explain how the sub-advisor will use ESG factors or criteria in evaluating and selecting investments for the Fund. However, for the reasons set forth in our prior response to comment #3 in our letter dated October 8, 2020, the Registrant respectfully declines to incorporate an 80% policy with respect to the Fund’s investments in environmentally friendly companies or companies with strong ESG policies. The Registrant notes that the term “Sustainable” in the Fund’s name refers to the Fund’s investment strategy, pursuant to which the sub-advisor employs its ESG screening process as described in the Prospectus. Furthermore, the Registrant notes that in the Commission’s request for public comment on the framework for addressing names of registered investment companies and business development companies, governed by section 35(d) of the 1940 Act (the “Request”), the Commission indicates its observation that some funds appear to treat terms such as “ESG” as an investment strategy (to which Rule 35d-1 (the “Names Rule”) does not apply) and accordingly do not impose an 80% investment policy, while others appear to treat “ESG” as a type of investment (which is subject to the Names Rule).1 The Registrant also notes that in the Request, the Commission seeks input from the industry on, among other things, whether the Names Rule should apply to terms such as “ESG” or “sustainable.”

[1]	See Request for Comments on Fund Names, Investment Company Act Release No. 33809 (March 2, 2020), available at https://www.sec.gov/rules/other/2020/ic-33809.pdf.

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The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777.

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary

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